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                                                                       EXHIBIT 1

                                 INCOMNET, INC.
                                   TERM SHEET

                                 August 21, 1998




Set forth below are certain terms relating to the resignation of certain directors of Incomnet, Inc. (the "Company"), the appointment of their successors and certain other matters concerning corporate governance of the Company. The terms set forth below are intended to reflect the mutual understanding of the Company, its current Board of Directors (the "Current Board") and John P. Casey ("Casey"). This term sheet is not intended to be, and does not constitute, a binding or enforceable agreement, but is merely an outline of intention to facilitate the negotiation and preparation of a definitive agreement (the "Agreement") and related documents.


Board Representation and Related
Matters ..........................    Board Members. Messrs. Horowitz, Lesem,
                                      Reznick, Wilstein and Ms. Zivitz will
                                      agree to resign as directors of the
                                      Company upon satisfaction of certain
                                      conditions (the "Change of Board Control
                                      Conditions"). Mr. Silverman will remain as a director. Mr. Casey, John Hill, Jr.
                                      (Chief Financial Officer of Quince
                                      Associates) and another person to be
                                      designated by Mr. Casey (the "Casey Board
                                      Designee") will be appointed as successors to the resigning directors upon satisfaction of the Change of Board
                                      Control Conditions. The Casey Board
                                      Designee will be disclosed to the Current
                                      Board after execution of the Agreement and before filing the Information Statement described below. The Current Board will have the right to approve of the Casey
                                      Board Designee, such approval not to be
                                      unreasonably withheld. Mr. Silverman, Mr.
                                      Casey, Mr. Hill and the Casey Board
                                      Designee are referred to herein as the
                                      "New Board." The completion of the change in the composition of the Company's Board of Directors is sometimes referred to herein as the "Change of Board Control."




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                                      Board Committee Matters. The New Board
                                      will have an Audit Committee, a
                                      Compensation Committee and committee to
                                      resolve any issues relating to
                                      transactions involving Mr. Casey (the
                                      "Disinterested Director Committee"), each of which will have at least three members. Mr. Silverman will be one of the members on each of these committees.

                                      Reelection of Mr. Silverman. The Company will nominate Mr. Silverman for reelection to the Board of Directors at the next annual meeting of shareholders of the Company. There will be no obligation of the Company to nominate Mr. Silverman for reelection to the Board of Directors after the next annual meeting of shareholders. There will be no rights granted to any party to designate the successor to Mr. Silverman should he cease being a director of the Company for any reason (whether through voluntary resignation, removal for cause, death or disability).

Change of Board Control
Conditions .......................    The Agreement will identify the following
                                      Change of Board Control Conditions that
                                      must be satisfied prior to the Change of Board Control (the date on which the last condition is satisfied or waived is referred to herein as the "Change of Board
                                      Control Date"): (i) a settlement agreement must have been entered into among the named parties to the class action lawsuit
                                      (the "Class Action Lawsuit") pending
                                      against the Company on terms reasonably
                                      acceptable to Casey (Casey condition);
                                      (ii) the Company must have in place
                                      directors and officers insurance coverage on terms acceptable to Casey (Casey condition); (iii) the Autonomy Agreement
                                      (described below) must have been rescinded
                                      (Casey condition); (iv) the Supermajority
                                      Bylaw Provision (described below) must
                                      have been rescinded (Casey condition); (v) the consent or agreement of the Cohen
                                      Group (defined below) approving of the
                                      increase in the authorized number of
                                      shares of the Company's Common Stock must have been obtained (Casey and Company
                                      Condition); (vi) the Casey Board Designee and any new executive officers identified by the New Board

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                                      to have positions with the Company or NTC
                                      immediately following the Change of Board
                                      Control (who must be identified in the
                                      Information Statement referred to in item
                                      (viii) below) must have been disclosed to, and approved by, the Current Board, such approval not to be unreasonably withheld (Company condition); (vii) WorldCom must have informed NTC in writing of WorldCom's withdrawal of its notice of intent to disconnect services and be on such terms with NTC that are satisfactory to Mr. Casey (Casey condition); (viii) the ten-day waiting period following mailing of an Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 must have lapsed (Casey and Company condition). The Agreement will provide for a date that the conditions are anticipated to be satisfied, after which the Company or Mr. Casey may elect to terminate the Agreement.

New Incomnet Financing............    Mr. Casey will agree to use commercially
                                      reasonable efforts to secure additional
                                      equity or debt financing for the Company and cause the New Board to consider all options available to the Company to improve its liquidity consistent with its needs.

Rescission of Autonomy Agreement ..   The Company will agree to cause the
                                      agreement dated January 28, 1997 (the
                                      "Autonomy Agreement"), between the Company and NTC to be terminated promptly and no later than three days following the date the Agreement is entered into among the parties.

Rescission of Supermajority
Bylaw.............................    On November 5, 1997, the Company's Board
                                      of Directors adopted an amendment to the Company's Bylaws (the "Supermajority Bylaw
                                      Provision") requiring that all formal
                                      resolutions, acts and decisions of the
                                      Board of Directors must be approved by a majority vote plus one director. The
                                      Company will rescind the Supermajority
                                      Bylaw Provision by adopting an amendment to the Bylaws to eliminate the Supermajority Bylaw Provision, such rescission to


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                                      be effective on or prior to the Change of
                                      Board Control Date.

Assignment of Cohen Option by Casey
to the Company ...................    Mr. Casey owns an option to purchase
                                      1,598.211 shares of Company Preferred
                                      Stock (the "Cohen Preferred") from the
                                      Cohen Group (the "Cohen Option") for $2.3 million plus accrued dividends and penalties (the "Cohen Exercise Price") on or before October 13, 1998. If the Company is financially able to purchase or redeem the Cohen Preferred at the Cohen Exercise
                                      Price prior to the termination of the
                                      Cohen Option and the Cohen Group consents to the assignment, Mr. Casey will assign the Cohen Option to the Company on condition that the Company exercise the Cohen Option and redeem the Cohen
                                      Preferred at the Cohen Exercise Price. For purposes of determining whether the
                                      Company is financially able to redeem the Cohen Preferred, the Company must have cash on hand necessary to undertake such a transaction taking into account its other cash requirements and also meet all requirements under applicable law, including Section 500 et seq. of the California General Corporation Law.


Increase in Authorized Number of
Common Shares.....................    The Company will agree (and Mr. Casey will
                                      agree to use commercially reasonable
                                      efforts) to cause a Proxy Statement to be prepared and mailed to the Company's shareholders soliciting their approval to amend the Company's Articles of
                                      Incorporation to increase the number of
                                      authorized shares of Common Stock to 50
                                      million shares (the "Amendment to
                                      Articles").

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Exercise of Cohen Option by Casey;
Redemption or Conversion of Cohen
Preferred ........................    If the Company is not financially able to
                                      redeem the Cohen Preferred prior to the
                                      termination of the Cohen Option (or the
                                      Cohen Group does not consent to such
                                      assignment), Mr. Casey will be obligated to exercise the Cohen Option prior to its termination. For the one-year period
                                      (beginning on the date the Cohen Option is exercised by Mr. Casey and ending on the one-year anniversary of that exercise date, the "Redemption Period"), Mr. Casey will be obligated to hold the Cohen
                                      Preferred until the Company is financially able to redeem the Cohen Preferred. At such time as the Company is financially able to redeem the Cohen Preferred, Mr.
                                      Casey will assign and transfer the Cohen
                                      Preferred to the Company and, upon such
                                      transfer, the Company will reimburse Mr.
                                      Casey for all of his reasonable costs and expenses (including the Cohen Exercise
                                      Price, the carrying costs of financing
                                      such Exercise Price and reasonable
                                      attorneys' fees) relating to the Cohen
                                      Option and the exercise thereof.

                                      In the event the Company is not
                                      financially able to redeem the Cohen
                                      Preferred before expiration of the
                                      Redemption Period, as soon as practicable after the later of the approval by shareholders of the Amendment to Articles or the expiration of the Redemption Period, Mr. Casey will tender the Cohen Preferred for conversion and the Company will convert the Cohen Preferred into that number of Company common shares that the holders of Cohen Preferred would have been entitled to receive (based on an average conversion price of approximately $0.19 per share) had the Company been able to convert the Cohen Preferred when tendered for conversion on June 10-11, 1998 (the "Cohen Common"). The Agreement will provide the actual number of common shares that the holders of Cohen Preferred are entitled to receive.



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Agreement to Conduct
Offering .........................    In the event the Cohen Preferred is not
                                      redeemed by the Company before expiration of the Redemption Period and the Cohen
                                      Preferred is converted into shares of
                                      Common Stock, Mr. Casey will agree to
                                      offer the Cohen Common on a pro rata basis to the Company's shareholders (including
                                      Mr. Casey) as of a certain record date to be announced by the Company ("Record
                                      Holders"). The purchase price for the
                                      Cohen Common will be the sum of (i) the
                                      Exercise Price, (ii) Mr. Casey's actual
                                      carrying costs for purchasing and
                                      exercising the Cohen Option (approximately
                                      18% interest rate from the date of each
                                      payment) and (iii) Mr. Casey's reasonable legal fees and costs attributable to the purchase of the Cohen Preferred and the offering of the Cohen Common. To the extent that the Cohen Common is undersubscribed for during the initial round of the offering, Mr. Casey will agree to make a second round offer on a pro rata basis to the subscribing Record
                                      Holders. If the offering is not fully
                                      subscribed after the second round, Mr.
                                      Casey will be entitled to offer the
                                      balance of the Cohen Common to the parties designated by him (including Mr. Casey) in his sole discretion.

Expenses..........................    In addition to the costs and expenses
                                      related to the Cohen Preferred, the
                                      Company agrees to reimburse Mr. Casey for any reasonable costs and expenses
                                      (including reasonable attorneys' fees)
                                      incurred by him in connection with (a) the settlement of the Class Action Lawsuit,
                                      (b) any filings made by the Company or Mr.
                                      Casey with the Securities and Exchange
                                      Commission or any other regulatory agency in connection with the Change of Board
                                      Control, (c) the preparation of the
                                      Information Statement, (d) obtaining
                                      directors' and officers' insurance
                                      coverage and (e) negotiating and preparing this term sheet and the Agreement. Other than the costs and expenses relating to the Cohen Preferred and those matters described in clauses (a) through (e) above, (i) upon the approval of a majority of the disinterested members of the New
                                      Board (and without requiring




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                                      approval of the Company's shareholders),
                                      the Company may reimburse Mr. Casey up to $100,000 of costs and expenses incurred by him on or after April 1, 1998 in connection with due diligence concerning the Company and its proposal to sell NTC and the attempt to prevent such sale, the Agreement and any related documentation (collectively, the "Due Diligence Costs") and (ii) upon the approval of the majority of the disinterested members of the New Board and the Company's disinterested shareholders, the Company may reimburse Mr. Casey for Due Diligence Costs in excess of $100,000.


Stand-Still by Incomnet
and NTC Pending Change of Board
Control...........................    From the date of the Agreement until the
                                      Change of Board Control Date (the "Stand
                                      Still Period"), unless Mr. Casey otherwise consents, the Company will not prepare or participate in any of the following or permit any subsidiary (including NTC) to do any of the following:

                                      Organizational Documents. Amend any
                                      organizational documents.

                                      Extraordinary Transactions. Propose or
                                      agree to enter into any extraordinary
                                      corporate transaction (merger, sale of
                                      assets, sale of securities or other
                                      similar transaction, declaration of
                                      dividend or adoption of shareholder rights
                                      plan) or incur or agree to incur any
                                      material liability (loans for borrowed
                                      money or settlement of litigation).
                                      Notwithstanding the foregoing, the Company may (i) sell up to $2.5 million shares of Rapid Cast, Inc. ("Rapid Cast") at no less than $0.60 per share provided that the Company retains at least 8.1 million shares of Rapid Cast, (ii) enter into the sublease at 2811 East Main under the terms set forth in the term sheet dated July 17, 1998, and (iii) obtain debt financing on terms substantially similar to those previously proposed by a financial institution in July 1998. In addition, if the Company or any subsidiary proposes to enter into short-term financing arrangements while these standstill provisions are in effect, Mr. Casey has





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                                      agreed that his consent permitting the
                                      Company to do so will not be unreasonably withheld.

                                      Compensation. Increase or agree to
                                      increase compensation payable to
                                      directors, employees or consultants or
                                      enter into severance or termination
                                      arrangements affecting directors,
                                      consultants or employees or amend any
                                      employee plans or grant any options,
                                      warrants or rights to purchase securities of the Company or NTC.

Miscellaneous Covenants.............  The Company will agree to use commercially reasonable efforts to (i) provide
                                      reasonable access to its insurance brokers and carriers; (ii) provide access to its accountants and legal counsel (including counsel to NTC), (iii) make any necessary filing with, and obtain any necessary approvals of, the FCC; (iv) provide a copy of a list of all shareholders of record as of the date of the Agreement, such list to be provided within three business days after execution of the Agreement; (v) provide copies of all documents relating to the Company and its subsidiaries reasonably requested by Casey or his legal counsel; and (vi) prepare and file the Information Statement, Proxy Statement and any other necessary regulatory filings. Casey will agree to use commercially reasonable efforts to (a) obtain the consent or approval of the Cohen Group to the proposed increase in the number of authorized shares of the Company's Common Stock and (b) assist in the preparation of the Information Statement, Proxy Statement and any other necessary regulatory filings.

Mutual Releases;
D&O Insurance.......................  The parties will enter into mutual releases relating to Change of Board
                                      Control matters that are customary for
                                      this type of agreement. The Company also will agree to customary provisions regarding the continuation of directors' and officers' insurance coverage, subject to customary limitations.






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